

April 30, 2013

Via Facsimile
Mr. James S. Porter
Chief Financial Officer
Apogee Enterprises, Inc.
4400 West 78th Street- Suite 520
Minneapolis, MN 55435

  Re: **Apogee Enterprises, Inc.**
     Form 10-K for the fiscal year ended March 3, 2012
     Filed April 30, 2012
     File No. 0-6365

Dear Mr. Porter:

  We have reviewed your response letter to our letter dated April 9, 2013 and the additional information you provided in our conference call on April 29, 2013 have the following additional comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosures.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended March 3, 2012

Note 16. Business Segments Data, page 54

1. We note your response to prior comment one in our letter dated March 26, 2013 as well as the additional information you provided in our conference call on April 29, 2013. We note you aggregate five operating segments into your Architectural reportable segment based on your determination that all five operating segments meet the aggregation criteria in ASC 280-10-50-11. Based on the information you provided, it does not appear to us that all five operating segments you aggregate have similar economic characteristics, due to significant and sustained differences in their gross margin percentages, or are similar in all the other areas identified in the accounting literature noted above. Please reconsider the appropriateness of your aggregation of five operating segments into your

Architectural reportable segment and provide us an updated analysis.

You may contact Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief